                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                           (Amendment No.   4   )*
                                   -------

                             MYCOGEN CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock $.001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  628452104
                      ----------------------------------
                                (CUSIP Number)

   Joseph W. Bauer, Esq., Vice President and General Counsel, The Lubrizol Corporation 29400 Lakeland Boulevard, Wickliffe, Ohio 44092 216/943-4200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              February 20, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the aquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO. 628452104                                     PAGE   2   OF  7  PAGES
          -------------------                                -----   -----
--------------------------------------------------------------------------------
| 1 |   NAME OF REPORTING PERSON                                               |
|   |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|   |                                                                          |
|   |           The Lubrizol Corporation                34-0367600             |
|---|--------------------------------------------------------------------------|
| 2 |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]|
|   |                                                                   (b) [ ]|
|   |                                                                          |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 3 |   SEC USE ONLY                                                           |
|   |                                                                          |
|   |                                                                          |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 4 |   SOURCE OF FUNDS*                                                       |
|   |                                                                          |
|   |           00                                                             |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 5 |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                |
|   |   PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]|
|   |                                                                          |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 6 |   CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|   |                                                                          |
|   |           Ohio                                                           |
|   |                                                                          |
|------------------------------------------------------------------------------|
|             | 7 |     SOLE VOTING POWER                                      |
|             |   |                                                            |
|             |   |             0                                              |
|             |   |                                                            |
|             |---|------------------------------------------------------------|
|             | 8 |     SHARED VOTING POWER                                    |
|             |   |                                                            |
|             |   |             0                                              |
|             |   |                                                            |
|             |---|------------------------------------------------------------|
|             | 9 |     SOLE DISPOSITIVE POWER                                 |
|             |   |                                                            |
|             |   |             0                                              |
|             |   |                                                            |
|             |---|------------------------------------------------------------|
|             | 10|     SHARED DISPOSITIVE POWER                               |
|             |   |                                                            |
|             |   |             0                                              |
|             |   |                                                            |
|------------------------------------------------------------------------------|
| 11|   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|   |                                                                          |
|   |                           0                                              |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 12|   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]|
|   |   CERTAIN SHARES*                                                        |
|   |                                                                          |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 13|   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|   |                                                                          |
|   |                           0                                              |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 14|   TYPE OF REPORTING PERSON                                               |
|   |                                                                          |
|   |                           CO                                             |
|   |                                                                          |
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
-----------------------------

  The title and class to which this Statement relates is Common Stock, $.001 par value ("Common Stock") of Mycogen Corporation, a Delaware corporation ("Mycogen" or "Issuer").

  The name and address of the principal executive offices of the Issuer of the Securities is:

                                   Mycogen Corporation
                                   5501 Oberlin Drive
                                   San Diego, California 92121-1718

Item 2.  Identity and Background.
---------------------------------

  The name of the person filing this Schedule 113D is The Lubrizol Corporation, an Ohio corporation ("Lubrizol"). The principal business of Lubrizol is the manufacture and sale of specialty chemicals. The address of Lubrizol's principal business, and the address of its principal office, is:

                                   The Lubrizol Corporation
                                   29400 Lakeland Boulevard
                                   Wickliffe, Ohio 44092-2298

  Attachment I hereto lists each executive officer and director of Lubrizol and the business address, present principal occupation or employment and citizenship of each such executive officer and director, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted.

  During the last five years, neither Lubrizol, nor to the best knowledge of Lubrizol, any of the persons named in Attachment I has been convicted in a criminal proceeding. During the last five years, neither Lubrizol, nor to the best knowledge of Lubrizol, any of the persons named in Attachment I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

  Except with respect to the options described below, the consideration paid by Lubrizol for its beneficial interest in the Common Stock consisted of a portion of Lubrizol's interest in Agrigenetics, L.P., a limited partnership (the formation and ownership of which were described in Lubrizol's Amendment No. 1, December 1, 1992, to this Schedule 13D). Lubrizol also had a beneficial interest in options to acquire 50,000 shares of Common Stock, which were granted

                              Page 3 of 7 Pages
to George R. Hill, Lubrizol's Senior Vice President, and Kenneth H. Hopping, Lubrizol's Vice President and Secretary, for their service on behalf of Lubrizol as directors of Mycogen. Of such options, options to acquire 14,999 shares of Common Stock were presently exercisable and were exercised on February 20, 1996. The shares of Common Stock acquired pursuant to such options were disposed of by Lubrizol as disclosed in Item 4 hereto. All other options were unvested and expired by their terms upon the resignation as directors of Messrs. Hill and Hopping effective February 20, 1996.

Item 4.  Purpose of Transaction.
--------------------------------

  The Common Stock beneficially owned by Lubrizol, including shares held by its second tier wholly owned subsidiary, AGC Holdings, Inc., a Delaware corporation ("AGC"), was acquired by Lubrizol for investment purposes.

  On January 15, 1996, Lubrizol, AGC and DowElanco, an Indiana general partnership ("DowElanco"), entered into the Stock Purchase Agreement attached as Exhibit 99(a)(1) to Amendment Number 3 to this Schedule 13D ("Stock Purchase Agreement") pursuant to which (i) Lubrizol and AGC agreed to sell to DowElanco 9,502,348 shares of Common Stock and (ii) DowElanco agreed to buy, and Lubrizol and AGC agreed to sell, such shares for a purchase price of $126,217,849.
On February 20, 1996, Lubrizol, AGC and DowElanco closed the transactions contemplated by the Stock Purchase Agreement in accordance with the terms specified therein. As a result, Lubrizol and AGC have disposed of all shares of Common Stock benefically owned by them.












                               Page 4 of 7 Pages

  Other than as set forth in Items 3 and 4 and in the Stock Purchase Agreement, Lubrizol has no present plans or proposals relating to or which would result in

    a. any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    b. any sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

    c. any change in the present board of directors or management of the Issuer, including a change in the number or term of directors, or the filling of any existing vacancies on the board;

    d. any material change in the present capitalization or dividend of policy of the Issuer;

    e. any other material change in the Issuer's business or corporate structure;

    f. changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    g. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

    h. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    i. any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

  (a) - (c)  Lubrizol has no beneficial interest in any shares of Common
Stock. All transactions in shares of Common Stock effected since the filing of the most recent Schedule 13D are described in Items 3 and 4.




                               Page 5 of 7 Pages

  (d)  Not applicable.

  (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

See Items 4 and 5 of this Amendment No. 3 to Schedule 13D.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------
     None





                               Page 6 of 7 Pages

                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED this 7th day of March, 1996.


                                              THE LUBRIZOL CORPORATION


                                              By /s/ Ray A. Andreas
                                                 --------------------------
                                              Title: Vice President and
                                                     Chief Financial Officer





                               Page 7 of 7 Pages

                                  SCHEDULE 13D

                                  ATTACHMENT 1


L. E. Coleman        -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Chairman and Director of The Lubrizol Corporation, a specialty chemical company located at 29400
                          Lakeland Boulevard, Wickliffe, OH  44092, US citizen.

W. G. Bares          -    29400 Lakeland Boulevard, Wickliffe, OH 44092,
                          President, Director and CEO of The Lubrizol
                          Corporation, a specialty chemical company located at 29400 Lakeland Boulevard, Wickliffe, OH 44092, US citizen.

E. F. Bell           -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Retired
                          President and CEO of Ameritech Ohio, a
                          telecommunications company located at 45 Erieview
                          Plaza R1500,  Cleveland, OH  44014, US citizen.

P. G. Elliott        -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and President of
                          The University of Akron located at Akron, OH
                          44325-4702, US citizen.

G. D. Harnett        -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Chairman,
                          President and CEO of Brush Wellman Inc., a producer of beryllium and beryllium-containing engineered products located at 17876 St. Clair Avenue,
                          Cleveland, OH 44110-2697, US  citizen.

V. F. Haynes         -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Vice
                          President-Research and Development and Chief
                          Technical Officer of the BFGoodrich Company, a
                          specialty chemicals and aerospace company located at
                          9921 Brecksville Road, Brecksville,   OH  44141, US
                          citizen.

D. H. Hoag           -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Chairman,
                          President and CEO of The LTV Corporation and CEO of
                          LTV Steel Company, a steel and oil field supply company located at LTV Steel Building, 25 West
                          Prospect Avenue, Cleveland, OH  44115, US citizen.

T. C. MacAvoy        -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Retired Vice
                          Chairman of the Board of Corning, Inc., a glass and glass products company and Professor of Business
                          Administration, Darden School, University of
                          Virginia, located at 3230 Waverly Drive,
                          Charlottesville, VA  22901, US citizen.

W. P. Madar          -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and President and CEO of Nordson Corporation, an industrial equipment company located at 28601 Clemens Road, Westlake, OH 44145, US citizen.

R. A. Miller         -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Retired
                          Chairman and CEO of Centerior Energy Corporation, an electric utility holding company, located at 464-9
                          Deer  Path, Aurora, OH  44202.

R. A. Mitsch         -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Vice
                          Chairman and Executive Vice President-Industrial and
                          Consumer Sector and Corporate Services of 3M, a manufacturer of products for industrial, commercial, health care and consumer markets located at 3M
                          Center-Bldg. 220-13W-39, St. Paul, MN  55144-1000, US
                          citizen.

R. D. Thompson       -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Vice
                          Chairman and Director of Oglebay Norton Company, a raw materials and marine transportation company located at 1100 Superior Avenue, 20th Floor,
                          Cleveland, OH  44114, US citizen.

K. E. Ware           -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Director of The Lubrizol Corporation and Chairman and
                          CEO of Ware Industries, Inc., a specialty wire forms and steel components company located at Westgate
                          Plaza, Suite 220, 20325 Center Ridge Road, Rocky
                          River, OH  44116, US citizen.

R. A. Andreas        -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President and CFO of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

J. W. Bauer          -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President and General Counsel of The Lubrizol
                          Corporation, a specialty chemical company located
                          29400 Lakeland Boulevard, Wickliffe, OH 44092, US citizen.

J. G. Bulger         -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH 44092, Canadian citizen.

S. A. Di Biase       -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

G. R. Hill           -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Senior Vice President of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

J. E. Hodge          -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

K. H. Hopping        -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President and Secretary of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

W. R. Jones          -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Treasurer of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

S. F. Kirk           -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

Y. Le Couedic        -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, French citizen.

G. P. Lieb           -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Controller-Accounting and Financial Reporting and
                          Principal Accounting Officer of The Lubrizol
                          Corporation, a specialty chemical company located
                          29400 Lakeland Boulevard, Wickliffe, OH 44092, US citizen.

M. W. Meister        -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

D. A. Muskat         -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Operations Manager of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, US citizen.

L. M. Reynolds       -    29400 Lakeland Boulevard, Wickliffe, OH  44092,
                          Assistant Secretary and Counsel of The Lubrizol
                          Corporation, a specialty chemical company located
                          29400 Lakeland Boulevard, Wickliffe, OH 44092, US citizen.

J. Alun Thomas       -    29400 Lakeland Boulevard, Wickliffe, OH  44092, Vice
                          President of The Lubrizol Corporation, a specialty chemical company located 29400 Lakeland
                          Boulevard, Wickliffe, OH  44092, UK citizen.